Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 4. Organizational Structure

Please see charts attached, reflecting the corporate management structure and material affiliates of Fitch Ratings, Inc.

Corporate Structure


HEARST
FitchGroup
FitchSolutions
FitchRatings
FitchLearning

April 2018

Corporate Structure

Senior Management



Paul Taylor
President and CEO
Fitch Group
Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
Fitch Group Operations
Ian Linnell
President
Fitch Ratings
Eileen Fahey
Chief Risk Officer
Fitch Group
Charles Brown
General Counsel
Jon Ewing
Chief Marketing Officer
Rob Harpel
Chief Technology Officer
Andy Jackson
Global Head of Human Resources
Ted Niedermayer
CFO
Karen Skinner
Chief Operating Officer
Julian Dennison
Global Publishing
Susan Launi
Regulatory Affairs, Policies and Procedures
Seth Lieberman
Business Analytics
Andrew Pedvis
Product Development
Jeff Simon
Global Operations Management
Brett Hemsley
Global Analytical Head
Dan Champeau
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Kevin Duignan
Global Group Head
Banks
Insurance
Funds & Asset Management
Non-Bank Financial Institutions
Richard Hunter
Global Group Head
Corporate Finance
James McCormack
Global Group Head
Sovereigns
Marjan van der Weijden
Global Group Head
Structured Finance
Covered Bonds
Mark Oline
Global Head of Business & Relationship Mgmt
Ann Flynn
Global Head Public Finance & Global Infrastructure Group
J. Douglas Murray
Global Head
Structured Finance
Aymeric Poizot
Global Head
Investor Relations
Jose Santos
Global Head
Financial Institutions
David Wharrier
Global Head
Revenue Management
Jill Zelter
Global Head
Corporates
Sing Chan Ng and Kwong Li
Regional co-Heads
Asia Pacific
Peter Shaw
Regional Head
Latin America
Fitch Ratings
Jeremy Carter
Chief Credit Officer
Trevor Pitman
Chief Compliance Officer
Regional Credit Officers
Stuart Jennings
EMEA and APAC
Katherine Falconi
The Americas
Credit Policy Group
Peter Patrino
Chief Criteria Officer
Gautam Mitra
Head of Internal Audit

Effective November 2018


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS
LIMITED
(England)
FITCH RATINGS
LANKA LIMITED*
(Sri Lanka)
FITCH
CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA, S.A
SOCIEDAD CALIFICADORA
DE VALORES*
(Colombia)
Additional
Credit Rating Affiliates
See page FRL
FITCH SOLUTIONS LIMITED+
(England)
FITCH COSTA RICA
CALIFACADORA
DE RIESGO, S.A.*
(Costa Rica)
FITCH CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA
DOMINICANA S.R.L.*
(Dominican Republic)
FITCH SOLUTIONS
ASIA PTE LTD+
IRR ADVISORY
SERVICES PRIVATE LTD+
FITCH SOLUTIONS
DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

March 2017

FRL


FITCH RATINGS LIMITED (England)
FITCH RATINGS CIS LIMITED++ (England)
FITCH RATINGS ESPAÑA S.A.U. (Spain)
FITCH ITALIA S.P.A. (Italy)
FITCH DEUTSCHLAND GMBH (Germany)
FITCH POLSKA S.A. (Poland)
FITCH FRANCE (France)
FITCH SOUTHERN AFRICA (PTY) LIMITED* (South Africa)
INTER ARAB RATING COMPANY S.A.E.* (Bahrain)
INDIA RATINGS AND RESEARCH PTE LTD* (India)
FITCH INDIA SERVICES PRIVATE LTD* (India)
FITCH RATINGS (BEIJING) LIMITED (China)
FITCH RATINGS SINGAPORE PTE LTD (Singapore)
PT FITCH RATINGS INDONESIA* (Indonesia)
FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
FITCH RATINGS JAPAN LIMITED (Japan)
FITCH (HONG KONG) LIMITED (Hong Kong)
FITCH AUSTRALIA PTY LIMITED (Australia)
KOREA RATINGS CORPORTATION* (Korea)
E-CREDIBLE CO., LTD (Korea)
E-CREDIBLE NETWORKS CO., LTD (Korea)
FITCH RATINGS (THAILAND) LIMITED* (Thailand)
FITCH RATINGS BRASIL LTDA (Brazil)
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
FITCH MEXICO S.A. DE C.V. (Mexico)
FITCH HOLDING S.A* (Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)

*Not included in Item 3 of Form NRSRO.

++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.

December 2018